John L. Filippone

Direct Phone:  +1.213.680.6626

Direct Fax:  +1.213.830.8626

john.filippone@bingham.com

August 17, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Mara L. Ransom, Assistant Director

Daniel Leslie, Staff Attorney

100 F Street, N.E.

Washington, D.C. 20549

Re:          BIDZ.com, Inc.
Amendment No. 2 to Proxy Statement on Schedule 14A
Filed July 27, 2012
File No. 001-33513
Amendment No. 1 to Transaction Statement on Schedule 13e-3
Filed July 27, 2012
File No. 005-83369

Schedule 13D filed by Kia Jam, Glendon Group Inc., Marina Zinberg,
David Zinberg, Albert Hallac and Weston Capital Management LLC.
Filed May 30, 2012
File No. 005-83369

Ladies and Gentlemen:

We are writing on behalf of BIDZ.com, Inc. (the “Company”) in response to the comment letter dated August 10, 2012 (the “Comment Letter”) sent by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings.  For convenience of reference, we have included the text of the Staff’s comments from the Comment Letter in bold, italicized text before the respective responses thereto.

Concurrently with the delivery of this letter, the Company is filing an amended Proxy Statement (the “Revised Preliminary Proxy Statement”) reflecting changes made in response to the Staff’s comments in the Comment Letter.  Unless otherwise defined in this letter, all capitalized terms have the meanings set forth in the Revised Preliminary Proxy Statement.

U.S. Securities and Exchange Commission Attn: Mara L. Ransom Daniel Leslie August 17, 2012 Page 2

The factual information provided herein was provided to us by the Company, except that all information regarding David Bergstein and Glendon Group and their respective affiliates herein and in the Revised Preliminary Proxy Statement was provided by Mr. Bergstein and Glendon Group, respectively.

Proxy Statement on Schedule 14A

Special Factors, page 30

Background of the Merger, page 30

1.                                       Please elaborate on your disclosure of the Background of the Merger as to how Glendon Group, in lieu of Cyrano Group, came to be the party that determined to proceed with the merger.  Your indication on page 35 that Glendon Group “was subsequently substituted” for Cyrano is unclear, especially considering Glendon Group was formed in anticipation of this transaction.  In revising your disclosure, clarify whether it was Kia Jam or some other principal of Glendon Group that negotiated the final terms of the transaction.  And please explain what affiliation Mr. Bergstein has with Glendon Group, considering you state that Glendon Group is affiliated with Cyrano Group, Inc.

Please see the disclosure on page 36 in the section entitled “SPECIAL FACTORS—Background of the Merger” and on page 25 in the section entitled “IDENTITY AND BACKGROUND OF FILING PERSONS AND OTHERS—Other Persons” in the Revised Preliminary Proxy Statement which has been revised and expanded in response to the Staff’s comment.

As noted in the revised disclosure, the Company has been advised by David Bergstein and Kia Jam that David Bergstein, a principal of Cyrano Group, has from time to time engaged in financing and other transactions with Kia Jam, the owner of Glendon Group, but neither David Bergstein nor Cyrano Group has any ownership interest in, or any right to control or manage the affairs of Glendon Group.  The Company has been advised that Glendon Group therefore is not “affiliated” with Cyrano Group in the sense of controlling or being controlled by or under common control with Cyrano Group, and therefore the disclosure has been revised to clarify this point.  The Company also has been advised by Mr. Bergstein and Glendon Group that Glendon Group has no obligation to issue to Mr. Bergstein, and Mr. Bergstein has no right to acquire from Glendon Group, any equity interest in the Company or Glendon Group.

2.                                       Please also explain what consideration you have given to the inclusion of Mr. Bergstein as a filing person.  In this regard, we note that he appears to be an affiliate and/or principal of an identified 13e-3 filing person (the Glendon Group), assisted in negotiating the terms of the transaction and could receive a potential 9% equity interest in Glendon Group, post-merger.

The Company has been advised by Mr. Bergstein and by Glendon Group and the other filing persons listed on the Schedule 13D, that Mr. Bergstein has no direct or indirect ownership or any right to control the management or affairs of or to otherwise exercise control over Glendon Group, Merger Subsidiary, Kia Jam, David Zinberg, Marina Zinberg or Albert Hallac.  The information regarding Mr. Bergstein is included in the Revised Preliminary Proxy Statement due to his role in introducing Glendon Group to the Company and assisting Glendon Group in negotiating the merger agreement and due to his prior relationships with other participants in the going private transaction.  Mr. Bergstein believes he is not required to be a filing person in a Schedule 13D or Schedule 13e-3 relating to the acquisition because (i) he does not beneficially own any securities of the Company that are beneficially owned by any of the filing persons named or listed in such filings, (ii) he is not a purchaser, nor is he a member of the purchaser group (within the meaning of Rule 13d-5(b)(1)), and (iii) he has no control relationship with any person or entity that is a member of the purchaser group in the acquisition.  As noted above, the Company also has been advised by Mr. Bergstein and Glendon Group that Glendon Group has no obligation to issue to Mr. Bergstein, and Mr. Bergstein has no right to acquire from Glendon Group, any equity interest in either the Company or in Glendon Group.

Fairness of the Merger, page 42

3.                                       We note your response to comment 11 in our letter dated July 20, 2012 and your revised disclosure on page 46 of the proxy statement.  You indicate on page 46 that the Special Committee “considered the going concern value …” but this discussion does not provide the Special Committee’s assessment as to how going concern value impacted the Committee’s substantive fairness determination.  If you believe this factor is immaterial or irrelevant, please disclose why.

U.S. Securities and Exchange Commission Attn: Mara L. Ransom Daniel Leslie August 17, 2012 Page 3

The disclosure on page 47 in the section entitled “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors—Recommendation of the Special Committee” in the Revised Preliminary Proxy Statement has been expanded in response to the Staff’s comment.

Proposal No. 4. Proposal to Authorize Amendment to Certificate of Incorporation…, page 102

4.                                       We note your response to comment 15 in our letter dated July 20, 2012 and the revised disclosure confirming that the hypothetical ratios presented are purely illustrative and that there are no limits on the Board’s discretion to implement a reverse stock split that differs from the hypothetical ratios presented.  Given your intention to cash out all fractional shares post-split and and/or the possibility that the size of odd-lot holders will depend on the reverse stock split ratio that is chosen, it would appear that a specific range of the maximum and minimum reverse stock split ratios the Board could implement is material information that should be included within the proxy statement.  Refer generally to Item 12(a) of Schedule 14A and revise your disclosure to specify the maximum and minimum reverse stock split ratios that could be implemented.  We may have further comment.

The cover letter, Notice of Annual Meeting of Stockholders, the disclosure on page 1 in the section entitled “SUMMARY TERM SHEET—Other Proposals” and on pages 104-08 and 112 in the section entitled “PROPOSAL NO. 4—PROPOSAL TO AUTHORIZE AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT” and the text of Annex D, Certificate of Amendment of Certificate of Incorporation of BIDZ.com, Inc., in the Revised Preliminary Proxy Statement have been revised in response to the Staff’s comment.

“Public Company” Status..., page 105

5.                                       We note disclosure that the “reverse stock split is not intended, and will not have the effect of, a going private transaction…”  Rule 13e-3 applies to any transaction specified in Rule 13e-3(a)(3)(i) that has “either a reasonable likelihood or a purpose of producing, either directly or indirectly,…” a going private effect.  Accordingly, the rule can apply to situations when it is not the intent of the parties to produce a going private effect.  Please revise your disclosure to clearly state, if true, that if you implement the reverse stock split, the ratio chosen would not be reasonably likely to, or would not have the purpose of producing a going private effect.

The disclosure on page 104 in the section entitled “PROPOSAL NO. 4—PROPOSAL TO AUTHORIZE AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT” and on pages 107-08 in the section entitled “PROPOSAL NO. 4—PROPOSAL TO AUTHORIZE AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT—Principal Effects of the Reverse Stock Split” in the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

U.S. Securities and Exchange Commission Attn: Mara L. Ransom Daniel Leslie August 17, 2012 Page 4

Schedule 13D filed May 20, 2012

6.                                       We note your response to comment 5 in our letter dated July 20, 2012 and the relationships outlined between Mr. Bergstein and some of the filing parties to the Schedule 13D.  As noted in a prior comment, please address the control relationship, if any, of Mr. Bergstein to any of the filing parties identified on the Schedule 13D and provide an analysis of whether he is deemed to be a beneficial owner of the securities reported therein.  Refer generally to Rule 13d-3.

Please see the response to the Staff’s Comment 2 in this letter and the revised and expanded disclosure on page 25 in the section entitled “IDENTITY AND BACKGROUND OF FILING PERSONS AND OTHERS—Other Persons—David Bergstein” and on page 36 in the section entitled “SPECIAL FACTORS—Background of the Merger”, explaining the Company’s understanding that Mr. Bergstein has no direct or indirect ownership or any right to control the management or affairs of or otherwise exercise control over Glendon Group, Merger Subsidiary, Kia Jam, David Zinberg, Marina Zinberg or Albert Hallac.  Further, Mr. Bergstein has advised the Company that he does not beneficially own any securities of Glendon Group or beneficially own any securities of the Company that are beneficially owned by any of the filing persons listed on Schedule 13D, or Schedule 13E-3.  Neither Glendon Group nor any other member of purchaser group has an obligation to issue to Mr. Bergstein any equity interest in the Company or Glendon Group.  Mr. Bergstein has no right to acquire from Glendon Group nor does he have the right to acquire from any other member of the purchaser group any equity in the Company or Glendon Group.  Mr. Bergstein has advised the Company that he believes he is not a member of the purchaser group within the meaning of Rule 13d-5(b)(1) under applicable SEC rules and interpretations.

*  *  *  *  *

Please contact John L. Filippone at (213) 680-6626, Janice A. Liu at (213) 680-6770 or Mark T. Hiraide at (310) 543-0500 if you have any questions or you need any additional information with respect to the matters set forth above.

Sincerely,

/s/ John L. Filippone

John L. Filippone

cc:	Mark T. Hiraide
Roger Loomis
Petillon Hiraide & Loomis LLP

Aaron A. Grunfeld
Law Offices of Aaron A. Grunfeld & Associates

Edgar Park
Nimish Patel
Richardson & Patel, LLP